TERYL RESOURCES CORP
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

KINROSS GOLD/TERYL RESOURCES: ADDITIONAL PHASE II
DRILL RESULTS - GIL PROJECT, ALASKA

Drilling Results Intercept 205 Feet of Significant Gold Mineralization in
Three Separate Zones in Hole #465

For Immediate Release: January 20, 2004, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC; Pinksheet Symbol: TRYLF) announces further drill results from the 2003 second phase exploration program intercepted 205 feet of significant gold mineralization on Hole # GVC03-465, gold assays in ounces per ton (Au opt) as follows;

From (ft)	To (ft)	Thick (ft)	Au opt
5	80	75	0.027
225	250	25	0.194
290	395	105	0.170
Including 310	325	15	0.529

The first phase drill program (see News Release, September 29, 2003) increased the geologic understanding of the Main Gil gold deposit to provide a more accurate gold distribution deposit model and extended the strike length of the Main Gil zone to almost 3,000 feet. Phase 2 drilling has recently been completed bringing 2003 drilling totals to 27,590 feet of reverse circulation drilling in 127 holes and 7,917 feet of diamond core drilling in 28 holes. Initial results of this second phase of drilling continued to advance the project (see News Release, January 8, 2004).

Following are new assays from a portion of the second phase drilling program on the Main Gil deposit. Analytical results from the final three drill holes will be published when available. A drill hole location map for these holes is attached for reference.

Hole #	From (ft)	To (ft)	Thick (ft)	Au opt	Prospect
GVR03-433	10	30	20	0.149	Main Gil
GVR03-433	40	50	10	0.057	Main Gil
GVR03-434	40	80	40	0.033	Main Gil
GVR03-434	90	100	10	0.075	Main Gil
GVR03-436	105	115	10	0.037	Main Gil
GVR03-438	60	80	20	0.120	Main Gil
GVR03-438	190	230	40	0.083	Main Gil
GVR03-441	5	45	40	0.073	Main Gil

GVR03-441	90	100	10	0.028	Main Gil
GVR02-442	50	105	55	0.029	Main Gil
GVR03-446	0	10	10	0.056	Main Gil
GVR03-447	45	80	35	0.105	Main Gil
GVR03-448	45	65	20	0.031	Main Gil
GVR03-449	40	75	35	0.024	Main Gil
GVR03-450	40	50	10	0.042	Main Gil
GVR03-451	70	145	75	0.028	Main Gil
GVR03-451	Including 110	120	10	0.092	Main Gil
GVC03-460	60	125	65	0.034	Main Gil
GVC03-460	185	205	20	0.041	Main Gil
GVC03-460	260	290	30	0.039	Main Gil
GVC03-461	225	235	10	0.048	Main Gil
GVC03-461	330	360	30	0.052	Main Gil
GVC03-463	20	35	15	0.055	Main Gil
GVC03-464	90	130	40	0.149	Main Gil
GVC03-465	5	80	75	0.027	Main Gil
GVC03-465	225	250	25	0.194	Main Gil
GVC03-465	290	395	105	0.170	Main Gil
GVC03-465	Including 310	325	15	0.529	Main Gil

Our Consultant, Curt Freeman, of Avalon Development Corporation (www.avalonalaska.com), states “Each drill program is incrementally improving the confidence in the Gil resources.”

Elsewhere on the Gil project, preliminary hydrology and engineering studies, resource database modeling and baseline environmental data continue to be gathered in accordance with revised Phase II work plans (see News Release, November 3, 2003).

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

GVR03-432
GVR03-434
GVR03-433
GVR03-435
GVC03-463
GVC03-465
GVC03-464
GVC03-462
GVC03-461
GVR03-443
GVR03-447
GVR03-444
GVR03-446
GVR03-445
GVC03-460
GVR03-451
GVR03-439
GVR03-442
GVR03-441
GVR03-438
GVR03-440
GVR03-437
GVR03-450
GVR03-448
Fairbanks Gold Mining Inc.
200'
December Core Holes
2000 – 5300 Pit outline
Gil_January_2004_GTm by GT
4 to 24.9 (19)
2 to 4 (36)
1 to 2 (26)
0.2 to 1 (33)
0 to 0.2 (54)